UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2017

Commission File Number: 001-36000

XTL Biopharmaceuticals Ltd.

(Translation of registrant’s name into English)

5 Hacharoshet St.

PO Box 4423

Raanana 4365603, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      ☒          Form 40-F       ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Incorporation by Reference: This Form 6-K of XTL Biopharmaceuticals Ltd. is hereby incorporated by reference into the registration statements on Form S-8 (File No. 333-148085, File No. 333-148754 and File No. 333-154795) and Form F-3 (File No. 333-194338).

On March 7, 2017, XTL Biopharmaceuticals, Ltd. (the “Company”) entered into securities purchase agreements (the “Purchase Agreement”) with certain existing shareholders, including an outside director, for a $2,800,000 private placement of American Depositary Shares (the “ADSs”) and warrants (the “Warrants”) at a purchase price of $2.00 per ADS. The offering consisted of 1,400,000 ADSs (the “Shares”) and Warrants to purchase up to 1,400,000 ADSs (the “Warrant Shares”, and, together with the Shares and the Warrants, the “Securities”).

The offering is expected to close on or about March 13, 2017, subject to the satisfaction of customary closing conditions. In connection with the offering the Company agreed to hold a shareholder meeting by April 30, 2017 to increase its authorized ordinary shares to 1,500,000,000 from 700,000,000 ordinary shares to allow for the full exercise of the Warrants (the “Authorized Capital Increase”). The Warrants may be exercised on the later of six months from issuance or the effectiveness of the Authorized Capital Increase and shall terminate five and a half years from issuance. The Warrants have an exercise price of $2.30 per ADS, subject to adjustment as set forth therein. The investors agreed to be subject to a six month lockup.

The Securities are being offered and sold pursuant to an exemption from the registration requirements under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”) and Rule 506 of Regulation D promulgated thereunder. The investors have represented that they are accredited investors, as that term is defined in Regulation D, or qualified institutional buyers as defined in Rule 144(A)(a), and have acquired the Securities as principals for their own account and have no arrangements or understandings for any distribution thereof. The offer and sale of the Securities is being made without any form of general solicitation or advertising and the Securities have not been registered under the Securities Act of 1933 or applicable state securities laws. Accordingly, the Securities may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws.

The foregoing summaries of the terms of the Purchase Agreement and Warrant are subject to, and qualified in their entirety, by such documents attached hereto as Exhibits 10.1 and 10.2, respectively, and are incorporated herein by reference. The Company previously announced the offering in a press release issued on March 7, 2017, which was included as an exhibit to a Report on Form 6-K filed with the SEC on March 7, 2017.

Warning Concerning Forward Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains statements which constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. These forward looking statements are based upon the Company’s present intent, beliefs or expectations, but forward looking statements are not guaranteed to occur and may not occur for various reasons, including some reasons which are beyond the Company’s control. For example, this report states that the offering is expected to close on or about March 13, 2017. In fact, the closing of the offering is subject to various conditions and contingencies as are customary in securities purchase agreements in the United States. If these conditions are not satisfied or the specified contingencies do not occur, this Offering may not close. For this reason, among others, you should not place undue reliance upon the Company’s forward looking statements. Except as required by law, the Company undertakes no obligation to revise or update any forward looking statements in order to reflect any event or circumstance that may arise after the date of this report.

Exhibit Index

Exhibit No.	Description

10.1	Form of Securities Purchase Agreement

10.2	Form of Warrant

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: March 9, 2017	By:	/s/ Josh Levine
Josh Levine
Chief Executive Officer

- 4 -